August 25, 2008

Mr. John P. Nolan

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

RE:	Southeastern Banking Corporation (the “Company”) Form 10-K and Form 10-K/A for the Year Ended December 31, 2007, File No. 000-32627

Mr. Nolan:

We are in receipt of your letter dated August 15, 2008 regarding the effectiveness of our disclosure controls and procedures for the year ended December 31, 2007. We have further amended our Form 10-K to revise our conclusions regarding the effectiveness of such disclosure controls and procedures solely as a result of our failure to file Management’s Annual Report on Internal Control over Financial Reporting in the Original Filing. Only applicable sections of Part II, Item 9A(T) and Part IV, Item 15 were updated.

We appreciate your assistance. We further acknowledge that a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please let us know.

Sincerely,

/s/ Cornelius P. Holland, III	/s/ Alyson G. Beasley
Cornelius P. Holland, III	Alyson G. Beasley
President & CEO	VP & Treasurer